Kelso Technologies Inc.

(The “Company” or “Kelso”)	August 6, 2014
Unites States: OTCQX: KEOSF
Canada: TSX.V: KLS

FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2014

Vancouver, British Columbia and Downers Grove, Illinois, – The Company reports that it has released its interim consolidated financial statements and Management Discussion and Analysis covering the three and six months ended June 30, 2014.

References to EBITDA in this press release refer to net earnings from continuing operations before interest, taxes, amortization and deferred income tax expense. EBITDA is not an earnings measure recognized by International Financial Reporting Standards (IFRS) and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

All amounts are expressed in United States dollars unless otherwise indicated.

HIGHLIGHTS OF THE THREE MONTHS ENDED JUNE 30, 2014

•	Reported net income (IFRS) for the three months ended June 30, 2014 was $1,080,846 compared to a loss of $160,664 for the three months ended June 30, 2013.

•	Revenue for the three months ended June 30, 2014 reached $5,648,384 compared to revenue of $2,660,140 for the three months ended June 30, 2013.

•	EBITDA was $1,459,510 for the three months ended June 30, 2014 compared to $179,341 for the three months ended June 30, 2013.

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Additional expenditures outside of normal business operations were incurred for legal and accounting issues regarding the Toronto Stock Exchange (“TSX”) listing in the amount of $66,391 and a TSX listing fee of $200,000 during the three months ended June 30, 2014.

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The Company substantially completed construction of its new production facilities in Bonham, Texas reflected on the financial statements with an increase of $2,326,290 to property and equipment during the three months ended June 30, 2014.

•	The Company paid its first dividend. The dividend was for $0.01 per share and totaled $436,450.

•	All other business expenditures and financial results are in line with management’s expectations.

HIGHLIGHTS OF THE SIX MONTHS ENDED JUNE 30, 2014

•	Reported net income (IFRS) for the six months ended June 30, 2014 was $2,304,421 ($0.05 per share) compared to reported net income of $240,636 ($0.01 per share) for the six months ended June 30, 2013.

•	Revenue for the six months ended June 30, 2014 reached $11,128,418 compared to $4,674,202 for the six months ended June 30, 2013, an increase of 238%.

•	EBITDA for the six months ended June 30, 2014 was $3,126,140 (28.1% of revenues) compared to EBITDA of $282,722 (6% of revenues) for the six months ended June 30, 2013.

•	Reported net income of $2,304,421 included items not involving cash for amortization of $53,579 and a deferred income tax expense in the amount of $768,140.

•	The Company listed on the Toronto Stock Exchange on May 22, 2014.

•	Business growth, product and market development progress, pre-sales strategic costs and financial results for the six months ended June 30, 2014 are in line with management’s budgets and expectations.

•	Cash on deposit at June 30, 2014 was $4,502,956.

•	Construction costs on new building reached $2,326,290.

•	Working capital at June 30, 2014 remained healthy at $9,036,611.

•	Company remained free of interest-bearing long-term debt commitments.

•	Net tangible assets grew to $11,927,070 at June 30, 2014 up from $8,797,241 at December 31, 2013.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2014 the Company had cash on deposit in the amount of $4,502,956, accounts receivable of $1,883,049, prepaid expenses of $341,173 and inventory of $3,366,674 compared to cash on deposit in the amount of $4,462,531, accounts receivable of $1,259,340, prepaid expenses of $71,696 and inventory of $2,139,750 at December 31, 2013.

The working capital position of the Company at June 30, 2014 improved to $9,036,611 which includes $353,527 due to related parties compared to a working capital position of $7,447,170 which includes $284,847 due to related parties at December 31, 2013.

OUTLOOK

Kelso continues to gain business momentum and is well positioned to capitalize on the high demand for rail tank cars currently being experienced. Our success is fueled by our consistent policy of building our business through the demonstrated merits and economic value of our products. We service the industry’s needs thoroughly and carefully and have earned the confidence of railroad regulators and our many stakeholders.

Regulatory bodies are finalizing design criteria for safety enhancements to be incorporated in the production of new tank cars and retrofitted on to existing railroad tank cars carrying flammable liquids such as crude oil and ethanol. Rule changes include the use of a high capacity pressure relief valve to protect against a rise in internal pressure resulting from fire and to provide for faster release of the product. In addition they will require bottom outlet valves that are configured to prevent the operating handle from inadvertently opening the bottom outlet in the event of an accident.

New tank cars built after October 1, 2015 will have to be built to the new final standard. Existing tank cars will have to be retrofitted to meet the new standards between October 1, 2017 and October 1, 2020 depending on their classification.

With these new developments Kelso is expected to continue its steady business growth. Kelso calculates that there is potential demand for approximately 50,000 pressure relief valves per year through October 1, 2017 and another 20,000 pressure relief valves per year from October 1, 2017 through October 1, 2020. Based on our knowledge of the market and expertise Kelso is setting its annual production rates to meet the expected annual market volume to handle the demands of the retrofit requirements and new tank car builds. Production rates can be increased if market share is greater than expected. This is a very large revenue opportunity for Kelso to capitalize on over the next six years.

Although not part of the new guidelines we are also working with industry specialists in crude oil loading terminal technologies on adoption strategies for our one-bolt manway technology. Terminal operators can expect to ship 30% more oil from existing facilities through our higher speed loading and uniform sealing technology improving their netback profits on shipments of crude oil. The case for utilization of our one-bolt manway is economically compelling and adoption strategies are being organized with our stakeholders.

Our financial health and welfare remains very strong. Our assets remain unencumbered and we carry no interest-bearing debt. We are internally financed from operations and our working capital has risen to exceed $9,000,000. From these financial resources we continue to invest in new product development; independent lab testing and engineering services; new patent applications; enhanced Tier 1 regulatory disclosure and listing strategies in Canada and the United States; and more streamlined production capability with a modern 44,000 square foot facility that was completed in June 2014.

We continue to demonstrate our value as a creative innovator and reliable supplier of the products required by the railroad industry. Although we have challenges ahead we are extremely optimistic about our position in the industry and the prospects of our future business development. We will continue to build the quality of our brand and move forward on the improvement of earnings, dividend growth and corporate value on behalf of the shareholders of Kelso.

About Kelso Technologies

Kelso is a railroad equipment supplier that produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials.

For a more complete business and financial profile of the Company, the financials statements and management discussion and analysis can be viewed in their entirety on the Company's website at www.kelsotech.com or www.sedar.com.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the Company is well positioned to capitalize on the high demand for rail tank cars; regulatory bodies are finalizing rule changes relating to design criteria for safety enhancements as stated in this news release; new tank cars built after October 1, 2015 will have to be built to the new standard and that existing tank cars will have to be retrofitted to meet the new standards between October 1, 2017 and October 1, 2020 depending on their classification; the Company is expected to continue its steady business growth due to new innovations required by railroad regulatory bodies; there is potential demand for approximately 50,000 pressure relief valves per year through October 1, 2017 and another 20,000 pressure relief valves per year from October 1, 2017 through October 1, 2020; production rates can be increased if market share is greater than expected; the new regulations are a very large revenue opportunity for Kelso to capitalize on over the next six years; that our products are well received and continue to prove their economic value to our railroad customers; that Kelso is adapting its product designs to respond to the industry demand; that we have the unique ability to scale our production capacity to service all OEM, retrofit and repair customers’ needs; that the trend to new more stringent railroad regulations and the existing backlog of orders will continue to intensify the momentum of our revenue growth from these products; that the case for utilization of our one-bolt manway is economically compelling and we expect to generate revenue from this product; and that Kelso is currently experiencing rapid multi-million dollar revenue growth based on its expanding commercial product catalogue. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the new regulatory requirements may not result in a large revenue opportunity for the Company over the next six years or that the Company may not be able to capitalize on this opportunity if presented; the projected demand for relief valves and bottom outlet valves may be lower than expected; the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; and such other risks and uncertainties beyond the control of the Company. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the
Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	7773 – 118A Street
North Delta, BC, V4C 6V1
www.kelsotech.com